March 26, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Dear Mr. Riedler:

On behalf of Homeowners Choice, Inc. (the “Company”), the following are the Company’s responses to the Staff’s letter of March 15, 2010 containing the Staff’s comments regarding the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on March 2, 2010 (SEC File No. 333-165139). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	Please confirm whether you expect to report income in your most recent fiscal year. We request such confirmation in order to grant effectiveness to a registration statement in the absence of audited financial statements for that fiscal year.

Response:

The Company expects to report income for the fiscal year ended December 31, 2009.

Signatures, page S-1

2.	Please amend your registration statement to include the signature of your principal accounting officer or controller. If one of your current signatories acts in this capacity, please revise the signature page to indicate such.

Response:

Richard R. Allen, the Company’s Chief Financial Officer, also serves as the Company’s Principal Financial and Accounting Officer. The signature page has been revised to reflect that Mr. Allen serves as the Company’s Principal Financial and Accounting Officer.

In addition to the changes described above, the Company has also revised the “Plan of Distribution” to include the amount of the fee to be paid to selected dealers that place shares of the Company’s 6% Series A Noncumulative Redeemable Preferred Stock (the “Preferred Stock”), the address of the escrow agent, information regarding the number of shares of Preferred Stock expected to be purchased by the Company’s directors and officers, and, in accordance with comments provided by FINRA, a sentence regarding the prompt deposit by the placement agent of any subscription funds received by the placement agent. The Company has also included the address of the escrow agent in the form of subscription agreement attached as Annex A to the Registration Statement and filed certain exhibits that were not previously filed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at 727-213-3615, or our counsel, Carrie Long of Foley & Lardner LLP at 813-225-4177.

Very truly yours,

Homeowners Choice, Inc.

By:	/s/ Andrew Graham, Esq.
Andrew Graham, Esq.
Its: General Counsel